WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2015

Balance, December 31, 2014	$	118,642
Capital contributions		313,465
Capital distributions		(8,085)
Net income		(380,808)
Balance, December 31, 2015	$	43,214

See accompanying notes to consolidated financial statements.